HOLLAND & HART                                    David G. Angerbauer
                                                  Phone (801) 595-7808
                                                  Fax (801) 364-9124
                                                  dangerbauer@hollandhart.com
                                                  41564.0001

October 7, 2005


Ms. Elaine Wolff
Branch Chief
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:   Broadcast International, Inc.
      Form S-3
      Filed June 10, 2005, amended June 10, 2005 and September 2, 2005 File No. 333-125710

      Form 10-KSB/A for the year ended December 31, 2004
      Filed April 27, 2005
      File No. 0-13316

      Form 10-QSB for the quarter ended March 31, 2005
      Filed May 16, 2005
      File No. 0-13316

      Form 10-QSB for the quarter ended June 30, 2005
      Filed August 12, 2005
      File No. 0-13316

Dear Ms. Wolff:

This letter is submitted on behalf of Broadcast International, Inc. ("Broadcast International" or the "Company") in response to the comments of the staff of the Division of Corporation Finance of the Securities and Exchange Commission (the "Commission") with respect to the Company's Registration Statement on Form S-3 (filed on June 10, 2005, amended June 10, 2005 and September 2, 2005, File No. 333-125710), the Company's Form 10-KSB/A for the year ended December 31, 2004 (filed on April 27, 2005, File No. 0-13316), the Company's Form 10-QSB for the quarter ended March 31, 2005 (filed on May 16, 2005, File No. 0-13316) and the Company's Form 10-QSB for the quarter ended June 30, 2005 (filed on August 12, 2005, File No. 0-13316), as set forth in your letter to Rodney M. Tiede, dated September 16, 2005.

HOLLAND & HART                                            Ms. Elaine Wolff
                                                          October 7, 2005
                                                          Page 2


For your convenience, we have restated your comments in full and have numbered our responses to match the numbering of the comments and headings used in your letter.

Please note that the Registration Statement and prospectus have been revised significantly. Following our recent telephone conference with you and Jeff Shady, and in response to several of the staff's prior comments, the Company has determined to proceed with a Registration Statement on Form SB-2 that registers the resale transactions by selling shareholders of outstanding shares of the Company's common stock, including shares issuable upon outstanding derivative securities. Accordingly, we have taken your prior comments and applied them to the Registration Statement on Form SB-2 filed concurrently herewith under cover of Form S-3/A.

General
-------

     1. Refer to comment 4. Please revise to use your actual company name or shortened version of it rather than the term "company." Specifically, we refer you to disclosure on page 2.

     Response:

     We have replaced all usage of the term "company" with "Broadcast International" or another appropriate term on page 1 (prior page 2) and throughout the prospectus.

     2. We note from your response that "as an OTC bulletin board company, Broadcast International is not eligible for secondary transactions under General Instructions I.B.3 of Form S-3, but is eligible for a primary offering under General Instructions I.B.4 of Form S-3." Please tell us how you have met the requirements under Instruction 4(b) and (c).
Response:

     As indicated above, the Company has abandoned the Form S-3.

     3. We note that you are registering the offering; of shares underlying convertible notes, a convertible line of credit and warrants and that these notes, line of credit and warrants were immediately convertible or exercisable at the time of issuance. Because the offering of the underlying began when the notes, line of credit and warrants became convertible or exercisable, please tell us why you do not believe that you began privately offering the underlying shares at the time you issued the convertible notes, line of credit and warrants. Please tell us why you believe that you may now register these securities publicly rather than completing the offerings privately and registering the resale of the underlying shares.

HOLLAND & HART                                            Ms. Elaine Wolff
                                                          October 7, 2005
                                                          Page 3




     Response:

     The Company has abandoned the primary offering previously reflected in the Form S-3. The Company agrees with your comment and will complete the offerings privately and is registering the resale of the underlying shares on Form SB-2.

     4. We note that you have issued investment rights to purchase convertible notes and warrants to the institutional funds. Since these rights could be exercised immediately upon issuance of the right, please tell us why you do not believe that you began privately offering the underlying shares at the time the rights were issued. Please tell us why you believe that you may now register these securities publicly rather than completing the offering privately and registering the resale.

     Response:

     The Company agrees with your comment and will complete the offerings privately. If the additional investment rights are exercised pursuant to which convertible notes and warrants are issued to the institutional funds, the Company intends to file a post-effective amendment to the Form SB-2 registering the resale of the underlying shares of common stock.

     5. We note that the broker-dealer affiliates may be issued A Warrants upon certain conditions relating to the institutional funds. Please explain why it is appropriate to register the common stock underlying warrants that have not yet been issued.

     Response:

     The Company concurs with your comment. In the Form SB-2, the Company is not registering the resale of any common stock underlying the warrants or any other derivative securities that have not yet been issued. As with the additional investment rights discussed above, if derivative securities are issued in the future, the Company will file a post-effective amendment to the Form SB-2 registering the resale of the underlying shares of common stock.

Cover Page
----------

     6. We note your response to comment 3; however, it does not appear that the cross-reference to your risk factor has been highlighted. Please highlight the cross-reference to your risk factors section by prominent type or in another manner. See Item 501(a)(5) of Regulation S-B.

HOLLAND & HART                                            Ms. Elaine Wolff
                                                          October 7, 2005
                                                          Page 4


Response:

The cross-reference to our risk factors has been highlighted in bold italics and in a larger type size. This highlighting was also contained in our prior filing other than in the EDGAR version thereof submitted to the Commission. We have corrected the EDGAR version of this filing.

Prospectus Summary, page 2
--------------------------

     7. We note the statement in the introductory paragraph that the summary description does not include all the information that investors should consider. Please note that a summary by its nature is not complete, but should highlight all the material provisions. Please revise appropriately and clarify that your summary includes all the material information.

     Response:

     We have made the requested revision on page 1 of the summary.

     8. Please revise to quantify the amount of securities you are registering for each conversion. In this regard, we note that you are registering a total of 8,817,466 shares of common stock.

     Response:

     We have made the requested revision on the cover page of the prospectus.

Our Business, page 2
--------------------

     9. We note your response to comment 9. Please revise to indicate when you expect to commence sales of the CodecSys products or license its technology. Further, revise your Business section to describe the "other revenue opportunities" you mention in the second paragraph under this heading.

     Response:

     We have made the requested revision. Please see the third paragraph under the heading "Our Business" on page 1 of the summary. We have made a corresponding revision in the "Business" section under the subheading "CodecSys Technology - New Products and Services." We have also described the anticipated "revenue opportunities" in the third through sixth paragraphs under such subheading with respect to each of the (i) video conference product, (ii) Internet streaming, (iii) satellite encoding, and (iv) transmitting video content to cellular phones and other hand-held electronic devices.

HOLLAND & HART                                            Ms. Elaine Wolff
                                                          October 7, 2005
                                                          Page 5

Our Company, page 2
-------------------

     10. Please revise the penultimate paragraph on page 2 to indicate that your auditors have raised "substantial doubt" about your ability to continue as a going concern.

     Response:

     We have made the requested revision in the penultimate paragraph on page 1 (prior page 2) and have made corresponding revisions in the "Risk Factors" section (page 4, third full paragraph) and the "MD&A" section (page 13, fourth full paragraph).

Stock Options, page 3
---------------------

     11. Please revise to quantify the consideration received in connection with each issuance.

     Response:

     Given the change in the registration of resale securities as discussed above, the prior disclosure regarding stock options has been removed. A discussion comparable to the prior disclosure is now contained under the subheading "Stock Options" within the general heading "Description of Our Capital Stock." In this discussion, we have made the requested revision to identify and quantify the consideration received in connection with the two Streamware agreements which were entered into simultaneously and as part of one consolidated transaction.

Senior Secured Convertible Notes and Warrants, page 3
-----------------------------------------------------

     12. We note your response to comment 13. Please revise to disclose the use of the proceeds from the convertible notes.

     Response:

     We have made the requested revision on page 35 of the prospectus (first paragraph under the heading "Senior Secured Convertible Notes and Warrants").

Risk factor, page 5
-------------------

     13. Please avoid using generic conclusions such as "adversely affect" and "adverse effect" when describing the risks' effects. Replace this, and similar language, with specific disclosure of how you, your business, financial condition and results of operations world be affected by the facts you describe.

HOLLAND & HART                                            Ms. Elaine Wolff
                                                          October 7, 2005
                                                          Page 6


     Response:

     We have complied with the comment and made changes to each of the risk factors that previously used generic conclusions.


We may need additional capital in the future . . . , page 5
-----------------------------------------------------------

     14. We note your response to comment 21; however, we are unable to locate the requested disclosure. Please advise or revise to quantify the additional funds needed to continue your planned operations.

     Response:

     We have made further revisions in accordance with your comment. Please see the revised disclosure contained in the two paragraphs of the third risk factor on page 4 entitled "We may need additional capital in the future. If we do and additional capital is not available, we may have to curtail or cease operations." Please also refer to conforming language contained in the "MD&A" section under the heading "Liquidity and Capital Resources" on page 15 in the second and third full paragraphs thereof.

Plan of Distribution, page 10
------------------------------

     15. Please identify the finder you describe in the second paragraph on page 11. Disclose the nature of any material relationship between the finder and Broadcast International. See Item 508(g) of Regulation S-B.

     Response:

     Given the change in the registration of resale securities as discussed above, the "Plan of Distribution" has been modified. The finder is no longer a part of the plan of distribution applicable to the registered resale transactions.

Description of Our Capital Stock, page 11
-----------------------------------------

     16. We note your response to comment 30; however, we are unable to locate all of the requested disclosure. Please revise this section to provide a detailed discussion of the payment amounts and payment dates for interest.

     Response:

     The requested revisions have been made in the first full paragraph under the subheading "Senior Secured Convertible Notes and Warrants" on page 35 of the prospectus.

HOLLAND & HART                                            Ms. Elaine Wolff
                                                          October 7, 2005
                                                          Page 7

Where You Can Find More Information, page 12
--------------------------------------------

     17. Please revise to include the telephone number of the public reference desk and the address of the SEC website as required by Item 12(c) to Form S-3.

     Response:

     We have provided the requested disclosure. Please see the last paragraph on page 37 of the prospectus.


Part II

Item 16. Exhibits
-----------------

     18. We note your response to comment 33. Please note that we will need to review executed copies of each of the four convertible note agreements and the convertible line of credit prior to declaring your registration effective. Also, please file a copy of the stock purchase and option grant agreement and stock issuance and option grant agreement.

     Response:

     We are filing executed copies of the four convertible note agreements as Exhibit No. 4.2. Please note that Exhibit 4.2 contains an explanatory note indicating that each of the agreements is identical, other than for specifics applicable to each institutional fund as described therein. We are filing an executed copy of the convertible line of credit as Exhibit 10.11. Executed copies of the Streamware stock purchase and option grant agreement and stock issuance, stock transfer and option grant agreement are filed as Exhibit 10.9 and Exhibit 10.10, respectively.


Form 10-KSB
------------

Financial Statements
--------------------

Revenue Recognition, page F-10
------------------------------

     19. We have read and considered your response to comment 39. Please advise us if you plan to expand your disclosures in future filings to provide a more comprehensive revenue recognition policy over the sale of equipment, license fees, and installation and service revenue.

HOLLAND & HART                                            Ms. Elaine Wolff
                                                          October 7, 2005
                                                          Page 8

     Response:

     The Company plans to provide a more comprehensive revenue recognition policy in future filings to include disclosure of the policy over the sale of equipment, license fees, and installation and service revenue. In particular, the Company has added an additional paragraph under the heading "Revenue Recognition" in Note 2, "Significant Accounting Policies," of the Notes to Consolidated Financial Statement. This new disclosure is included as the first full paragraph on page F-10 of the prospectus.


Note 6 - Long Term Obligations, page F-14
------------------------------------------

Convertible Line of Credit Promissory Note, page F-14
-----------------------------------------------------

     20. We have read and considered your response to comment 44. We note that you expect the accrued interest will be forgiven upon conversion pursuant to the terms of the line of credit. However, until the actual conversion and associated forgiveness has actually occurred, this does not appear to meet the criteria under paragraph 16 of SFAS 140 to qualify as an extinguishment of your obligation for this liability. Further given the credit line has a due date, we do not understand your basis for expensing the beneficial conversion feature immediately under paragraph 19 of EITF 00-27. Please advise us further on these issues and what the impact would have been to your financial statements.

     Response:

     Accrued interest: Upon review of your comment and associated literature, we agree that the interest should have been accrued. We have consulted with our auditors and concluded that the consolidated financial statement impact for the relevant periods, had the interest been accrued, would have been approximately as follows:



                                                              Six Months Ended
                                      Year Ended December 31,   Ended June 30,
                                       2003           2004           2005
                                  -------------- -------------- -------------
Net loss, as reported.............$  (3,935,244) $ (16,488,712) $ (2,290,001)

Adjustment from increase in
interest expense resulting
from accrued interest.............         (750)       (29,811)      (18,975)

Net loss, as adjusted.............$  (3,935,994) $ (16,518,523) $ (2,308,976)



Please note that approximately $24,000 would have been recorded as forgiveness of debt in the third quarter of 2004, which is not reflected above.

HOLLAND & HART                                            Ms. Elaine Wolff
                                                          October 7, 2005
                                                          Page 9

Beneficial conversion feature: Upon review of your comment and associated literature, we also agree that the beneficial conversion feature should have been amortized instead of expensed immediately. We have consulted with our auditors and concluded that the consolidated financial statement impact for the relevant periods, had the beneficial conversion feature been amortized, would have been approximately as follows:


                                                              Six Months Ended
                                     Year Ended December 31,    Ended June 30,
                                       2003           2004           2005
                                  -------------- -------------- -------------
Net loss, as reported.............$  (3,935,244) $ (16,488,712) $ (2,290,001)

Adjustment from decrease in interest
expense resulting from beneficial
conversion feature amortization...       79,984        244,721        95,913

Net loss, as adjusted.............$  (3,855,260) $ (16,243,991) $ (2,194,088)


Please note that in 2004, the term of the convertible line of credit was extended from March 31, 2005 to April 1, 2006, which was taken into consideration in our estimate.

Combined accrued interest and beneficial conversion feature: When both the accrued interest and beneficial conversion feature are taken into account pursuant to the analysis contained above, the consolidated financial statement impact for the relevant periods would have been as follows:

                                                              Six Months Ended
                                     Year Ended December 31,    Ended June 30,
                                       2003           2004           2005
                                  -------------- -------------- -------------
Net loss, as reported.............$  (3,935,244) $ (16,488,712) $ (2,290,001)

Adjustment from accrued interest
and beneficial conversion feature
amortization......................       79,234        214,910        76,938

Net loss, as adjusted.............$  (3,856,010) $ (16,273,802) $ (2,213,063)

HOLLAND & HART                                            Ms. Elaine Wolff
                                                          October 7, 2005
                                                          Page 10


We believe the differences resulting from the combined effect of the accrued interest and beneficial conversion feature are not material to the consolidated financial statements. Please note that in future periods the accrued interest and beneficial conversion feature will be accounted for consistent with your comment.


Form 10-QSB for the period ended June 30, 2005
-----------------------------------------------

Item 1 - Financial Statements
-----------------------------

Consolidated Condensed Statements of Operations, page 4
-------------------------------------------------------

     21. Reference is made to your revised presentation to include interest and other income within revenues. As these amounts do not appear to be a result of your ongoing central operations, please advise us your basis in GAAP for including these amounts within revenue.

     Response:

     We agree with your comment that interest and other income should not be included within revenue. We will reclassify interest and other income into the other income section of the statement of operations in future filings, consistent with the presentation included in our Annual Report on Form 10-KSB and in the prospectus.

Note F- Long-Term Notes Payable, page 8
---------------------------------------

     22. We note that the company issued $3M principal amount of 6% Senior Secured Convertible three-year notes and related securities, including common stock warrants and additional investment rights. In connection with this convertible note, the company valued the warrants at $1.2M and recognized it as a debt discount. Tell us how you considered EITF 00-27 as it relates to the allocation among the convertible instrument and the other detachable instruments based on their relative fair values.

     Response:

     We considered EITF 00-27 for the allocation of fair value among the convertible note, the common stock warrants and the beneficial conversion feature. Please see Schedule A attached hereto for an analysis for the allocation of the fair value among these items. Detailed Black-Scholes calculations are available for your review if desired.

HOLLAND & HART                                            Ms. Elaine Wolff
                                                          October 7, 2005
                                                          Page 11


     As the additional investment rights represent the opportunity for the investors to essentially double their investment under the same terms, we will allocate fair value among the instruments in a similar manner to the attached analysis if and when the investors increase their investment pursuant to the additional investment rights.

     23. Please provide a detailed analysis of how you evaluated the embedded conversion option of the 6% Senior Secured Convertible Notes, related warrants and additional investment rights under EITF 00-19.

     Response:

     The terms of the embedded conversion option of the 6% Senior Secured Convertible Notes call for physical settlement of the conversion option, and the terms of the related warrants call for either physical settlement or net-share settlement. The Company is not obligated to deliver cash pursuant to the terms of either the embedded conversion option or the common stock warrants. Pursuant to EITF 00-19 paragraph 8, both the embedded conversion option and the common stock warrants would be initially classified in permanent equity. Pursuant to EITF 00-19 paragraph 9, these instruments should continued to be classified in permanent equity as long as the associated contracts continue to be classified as equity. Also pursuant to paragraph 9, any subsequent change in fair value of the instruments should not be recognized as long as the contracts continue to be classified as equity.
To date, both the embedded conversion option and the common stock warrants continue to be classified in equity. As such, we valued the instruments at their grant date, classified them in equity, and the amounts have not been re-valued as the instruments continue to be classified as equity.

The Company believes that it has responded fully to the staff's comments. If, however, you have any questions concerning any of the foregoing responses or desire additional information, please do not hesitate to call me at (801) 595-7808.


Sincerely,


/s/ David G. Angerbauer

David G. Angerbauer
of Holland & Hart LLP


Enclosure

cc:
Jeffrey A. Shady, Esq.
Mr. Rodney M. Tiede
Reed L. Benson, Esq.
Mr. Randy Turner

                            SCHEDULE A

                     Broadcast International
       Consideration of EITF 00-27 in allocating fair value
                  among the instruments for the
    $3,000,000 6% Senior Secured Convertible Three-Year Notes
                 Quarter and Period Ended 6/30/05


Pursuant to EITF 00-27, paragraphs 5-7 and 19, we allocate the fair value among the respective instruments as follows:

                                                                 Assigned
                                                                 relative
                                                 Relative value  fair value
                                                 -------------- -------------
Debt value..........................$ 3,000,000      58.92%     $  1,767,550
Warrants value......................  2,091,793      41.08%        1,232,450
                                    ------------- ------------- -------------
                                    $ 5,091,793     100.00%     $  3,000,000


Inputs and assumptions used for valuing the A warrants and the B warrants, using Black Scholes option pricing model:

------------------------------------------------------------------------------
                                      A Warrant     B Warrant      Total
                                    ------------- ------------- -------------
Stock price at date of grant ($)....       3.51         3.51
Exercise price ($)..................       2.50         4.50
Risk free interest rate.............      3.72%        3.72%
Volatility..........................     69.84%       69.84%
Expected life of option (years).....          3            3
Value per option ($)................       2.02         1.47
# of options........................    600,000      600,000      1,200,000
                                    ------------ ------------
Total value of warrants.............$ 1,212,614  $   879,179    $ 2,091,793
------------------------------------------------------------------------------


Calculation of the assigned relative fair value of the debt is as follows:

Debt, gross.................................$  3,000,000
Conversion rate.............................        2.50
                                            ------------
Shares convertible into.....................   1,200,000

Allocated debt value, relative fair value,
 from above.................................   1,767,550
Shares convertible into.....................   1,200,000
                                            ------------
Effective conversion rate...................        1.47

Fair value of stock, closing price, 5/16/05.        3.51
Effective conversion rate...................        1.47
                                            ------------
Beneficial conversion rate..................        2.04
Shares convertible into.....................   1,200,000
                                            ------------
Beneficial conversion feature value.........   2,444,450
Maximum amount(1)...........................   1,767,550
                                            ------------
Adjusted beneficial conversion
 feature value(2)...........................$  1,767,550

(1) Value of warrants and beneficial conversion feature limited to cash proceeds, pursuant to EITF 98-5, paragraph 6
(2) Based o EITF 00-27, paragraph 19, this is accounted for as a discount on the debt